Exhibit 19.1

Effective September 2024

INSIDER TRADING POLICY

ADMA has adopted the policies and procedures described herein in order to prevent insider trading. The Company prohibits trading based on Material Nonpublic Information regarding the Company or gained during the course of work for the Company.  The policy covers all officers, directors, members of the scientific advisory board, employees, consultants, advisors and independent contractors of the Company (including all Company affiliates or subsidiaries) (collectively, “Covered Persons”), who may have access to Material Nonpublic Information.   The Company has determined that “Access Persons” (as defined in this policy) are subject to the pre-clearance requirement described below because the Company believes those Access Persons have, or are likely to have, access to Material Nonpublic Information on a more frequent basis than other employees.  The current list of Access Persons is maintained by the Insider Trading Compliance Officer, and such persons have been separately notified.  This list of Access Persons is subject to change at the Insider Trading Compliance Officer’s discretion, and it will be updated periodically.  Under special circumstances, certain persons not defined as an Access Person under this policy may come to have access to Material Nonpublic Information.  During any period that a person is in possession of Material Nonpublic Information, that person will be deemed an Access Person and will be subject to the pre-clearance procedure described in this policy.

Applicability

This policy applies to all transactions in the Company’s securities, including common stock, options for stock, preferred stock, warrants, convertible debentures, and derivative securities relating to the Company’s stock (such as exchange-traded options), whether or not issued by the Company.  This policy applies to all of the Company’s Covered Persons.  This policy also applies to Family Members of Covered Persons.  “Family Member” includes any spouse, partner, child, grandchild, parent, sibling, grandparent, family-in-law, step-family, guardian or caretaker, aunt, uncle, niece, nephew, cousin, any person living in the same household, and/or the spouse or partner of the foregoing individuals. For the avoidance of doubt, the definition of “Family Member” includes adoptive relationships.  Covered Persons are responsible for compliance by their Family Members.

Violations of this policy can result in civil and criminal penalties, as well as discipline, or termination of employment or business relationship with the Company.

Material Nonpublic Information

Information is “Material Nonpublic Information” if: (1) there is a reasonable likelihood that the information would be considered important to an investor making an investment decision regarding the transaction of securities (“material information”), and (2) it has not been previously disclosed to the general public and is otherwise not available to the general public (“nonpublic information”).

The below categories of Company information (either positive or negative) are particularly sensitive and should be considered material information:

•	Financial results

•	Projections of future earnings or losses

•	News of a pending or proposed merger or acquisition

•	News of the disposition of a subsidiary

•	Impending bankruptcy or financial liquidity problems

•	Gain or loss of a substantial customer or supplier

•	Procurement or loss of significant contracts

•	Status of significant projects/initiatives

•	Changes in dividend policy

•	New product announcements of a significant nature

•	Results of any clinical trials

•	Significant product defects or modifications

•	Significant operations-related information

•	Significant pricing changes

•	Stock splits

•	New equity or debt offerings

•	Potential for significant litigation exposure

•	Changes in senior management

Applicability to Material Nonpublic Information Regarding Other Companies

This policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s collaborative partners, customers, vendors, or suppliers (collectively, “business partners”), potential acquisition targets or acquirors, or competitors, when the Material Nonpublic Information is obtained in the course of employment or services performed for the Company, or otherwise obtained.  Covered Persons must not engage in transactions of securities for the Company’s business partners or competitors while in possession of their Material Nonpublic Information.  Moreover, Covered Persons must not engage in transactions of securities for any closely correlated or economically-linked business partners or competitors while in possession of Material Nonpublic Information about the Company (i.e., “shadow trading”).

Designations for Covered Persons

The Company has determined that those persons identified on Exhibit 1 (“Section 16 Individuals”) are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”).  The Company has determined that Section 16 Individuals are subject to the pre-clearance requirement described below because they are likely to have access to Material Nonpublic Information.

The Company has also determined that Access Persons who are not Section 16 Individuals are subject to the pre-clearance requirement described below because they are likely to have access to Material Nonpublic Information.  The Insider Trading Compliance Officer may designate additional Access Persons, as necessary from time to time.  During any period of time where someone not previously identified as an Access Person has access to Material Nonpublic Information, that person shall become an Access Person subject to additional provisions of this policy.

Considerations Related to Insider Trading

The Company prohibits the unauthorized disclosure of confidential information acquired while performing services for the Company and the misuse of Material Nonpublic Information in securities trading.  Specific restrictions on securities trading are outlined below.

A.          Prohibitions on Trading.  Covered Persons are prohibited from entering into any trade immediately after the Company has made a public announcement of material information, including earnings releases.  Covered Persons must not engage in any transaction involving a purchase or sale of the Company’s securities from the date that they possess Material Nonpublic Information concerning the Company, until either (1) the passage of two full Trading Days following the public disclosure of that information, or (2) such time as that nonpublic information is no longer material.  For example, if a public announcement is made on a Monday afternoon, Covered Persons may not make trades of Company securities until Thursday.  “Trading Day” means a day on which national stock exchanges are open for trading, and a “full” Trading Day includes from market open to market close.

B.         Disclosure of Information to Others. The Company is required to avoid the selective disclosure of Material Nonpublic Information.  The Company has established procedures for releasing material information in a manner designed to achieve broad public dissemination of the information immediately upon its release.  Covered Persons may not disclose material information to anyone outside the Company, including Family Members, relatives, friends, or acquaintances, other than in accordance with these procedures.  Covered Persons may not disclose or discuss the Company’s confidential information or material information in any public forum, including internet blogs, posts, or other web forums, unless that Covered Person is authorized as a Company spokesperson in accordance with these procedures.

C.          Confidentiality of Nonpublic Information.  The nondisclosure obligations under this policy are in addition to any confidentially obligations Covered Persons have to the Company.  Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is strictly prohibited.

D.          Appearance of Impropriety.  Covered Persons must also avoid transactions that may appear to be improper.

E.          Twenty-Twenty Hindsight.  If securities transactions become subject to scrutiny, they will be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any transaction, Covered Persons should carefully consider how regulators and others might perceive their transactions after-the-fact.

Trading Restrictions

A.          Prohibition on Trading During Blackout Periods.  The Company prohibits Covered Persons from buying or selling the Company’s securities during the quarterly blackout period unless they have established a pre-arranged trading plan that complies with Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each blackout period begins on the 20th day of the last month of the fiscal quarter and continues until two full Trading Days have passed after the public release of quarterly results (or annual results in the case of the fourth quarter).

In addition, the Insider Trading Compliance Officer may designate additional blackout periods when Covered Persons may not purchase or sell Company securities.  If the Insider Trading Compliance Officer declares a blackout period under this section of the policy, the Company will notify those Covered Persons to whom the blackout period applies when the blackout period begins and ends.  The existence of an extended blackout period or event-specific blackout period is highly confidential and must not be disclosed by a Covered Person to any other person.

Trading on dates that are outside of blackout periods will not protect anyone with Material Nonpublic Information from liability.  Although the Company may, from time to time, recommend that certain individuals stop trading in Company securities, each Covered Person is individually responsible at all times for compliance with the prohibitions against insider trading.  Trading in the Company’s securities during periods that are outside of any blackout period should not be considered a “safe harbor” and all Covered Persons must use good judgment at all times.

B.          Pre-clearance of Trades.  Access Persons may not purchase, sell, or otherwise transact securities of the Company without obtaining prior clearance of the transaction via e-mail by the Insider Trading Compliance Officer.  Access Persons are required to complete the Notice of Trading in Company Securities form to the Insider Trading Compliance Officer’s satisfaction, and may not trade absent such e-mail approval. The Insider Trading Compliance Officer will review the proposed transaction for compliance with regulatory requirements.  The Insider Trading Compliance Officer may not trade Company securities without completing the Notice of Trading in Company Securities form and receiving approval from the President and Chief Executive Officer.

The Company may also find it necessary, from time to time, to require that certain Covered Persons who are not Access Persons comply with the pre-clearance process. At those times, those Covered Persons will be designated as Access Persons and notified when they begin being designated an Access Person as well as when they cease being designated as an Access Person.

C.          Additional Requirements.  The Company has established the following additional policies for Covered Persons trading Company securities:

•
Any Company stock purchased in the open market by a Covered Person must be held for a minimum of six months.  Unless otherwise specified, this prohibition does not apply to the sale of: (a) stock acquired upon the exercise of stock options, or (b) stock acquired under an employee stock purchase plan.

•
Covered Persons may not engage in short sales.  “Short sales” of Company stock include borrowing Company stock, selling it, and then buying (or intending to buy) the stock again at a lower price to replace the borrowed shares within a short period of time following the initial sale of the borrowed shares.

•	Covered Persons may not purchase Company stock on margin. However, Covered Persons may establish loan accounts secured by Company stock.

•
Covered Persons may not buy or sell puts or calls for Company stock.  “Puts” are options or rights to sell a specific stock at a specific price prior to a set date.  “Calls” are options or rights to buy a specific stock at a specific price prior to a set date.  These transactions appear improper because they suggest that the Covered Person believes the price of Company stock will rise or fall.

D.        Rule 10b5-1 Trading Programs.  Individuals may trade on Company securities in certain circumstances where it is clear that Material Nonpublic Information was not a factor in the decision to trade.  Per Rule 10b5-1, an individual who buys or sells securities while aware of Material Nonpublic Information does not violate Rule 10b5 if buying or selling in conformity with a binding contract, instruction, or written plan that was put into place at a time when the individual was not aware of Material Nonpublic Information (also known as a “Rule 10b5-1 Trading Program”).  This type of pre-arranged trading plan provides an opportunity to limit potential insider trading liability.

The Company permits only those Access Persons listed in Exhibit 1 and members of senior management determined by the Insider Trading Compliance Officer (collectively, “Eligible 10b5-1 Participants”) to set up Rule 10b5-1 Trading Programs.  However, these Rule 10b5-1 Trading Programs must be utilized carefully for the following reasons:

•
In order to comply with Rule 10b5-1, binding contracts, instructions, and written plans must: (i) lock in the amount, price, and dates of future trades; (ii) provide a formula or algorithm for determining future trades; or (iii) delegate discretion for determining amount, price and dates to a third party as provided under the rule.

•	It is risky to modify or terminate these arrangements.

•
Rule 10b5-1 does not eliminate other requirements and prohibitions under securities laws and transactions must also comply with, for example, reporting and short-swing profit rules under Section 16, limitations on insider selling imposed by Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”), prohibitions on trading during administrative blackouts under pension plans, and any other requirements.

•
The liability avoidance provisions of Rule 10b5-1 are affirmative defenses in litigation, which means that the individual is required to prove that any trades were pursuant to a contract, instruction, or written plan compliant with Rule 10b5-1.

•	Compliance must be well-documented, keeping in mind the possibility of defending a legal action.

E.          Establishing Rule 10b5-1 Trading Programs.  Eligible 10b5-1 Participants who wish to establish a Rule 10b5-1 Trading Program must ensure that:

•	the arrangement is a written contract;

•
the contract was reviewed and pre-approved by the Company’s Insider Trading Compliance Officer (or, if the Eligible 10b5-1 Participant is the Insider Trading Compliance Officer, the Board) prior to finalization;

•	the contract is entered into when the Eligible 10b5-1 Participant is not in possession of any Material Nonpublic Information and not subject to any blackout period;

•
the Eligible 10b5-1 Participant does not cancel or make any changes to the contract while in possession of any Material Nonpublic Information or during any blackout period.  All cancellations or amendments require advance, written approval by the Company’s Insider Trading Compliance Officer (or, if the Eligible 10b5-1 Participant is the Insider Trading Compliance Officer, the Board); and

•	the contract does one of the following:

o	specifies the amount of securities to be purchased or sold (i.e., a set number of shares or a set dollar amount), including the price and date on which the securities are to be purchased or sold;

o	includes a written formula or algorithm for determining the amount of securities to be purchased or sold, and includes the price and date of their purchase or sale; or

o	delegates all power to a third party who does not have access to any Material Nonpublic Information, and who will determine how, when, or whether to effectuate purchases or sales.

Individuals considering such an arrangement should be aware that the Company may be required to publicly disclose the arrangement, and the details of any transactions made pursuant to this Rule 10b5-1 Trading Program may be public.  Additionally, the Company will establish a procedure with the entity handling the transactions to ensure the prompt filing of a Form 4 after each transaction and compliance with Rule 144 at the time of any sale.

Many sophisticated brokers, investment bankers, and advisors have developed protocols for Rule 10b5-1 trading plans.  We strongly recommend that Eligible 10b5-1 Participants work with an experienced advisor on these matters.

In order to ensure compliance with Rule 10b5-1 and applicable securities laws, Eligible 10b5-1 Participants are required to notify the Company’s Insider Trading Compliance Officer via e-mail of any planned adoption, termination or amendment of a 10b5-1 Trading Program, and also submit any 10b5-1 Trading Program subject to potential adoption, termination or amendment for the Company’s Insider Trading Compliance Officer’s review and approval, no later than five (5) Trading Days prior to the anticipated date of adoption, termination or amendment.

F.         Trading Restrictions During Administrative Blackout Periods.  Access Persons are prohibited from trading in any Company securities during any period of three or more consecutive days during which at least 50% of the participants or beneficiaries in a Company individual account retirement plan are unable to purchase, sell, or otherwise acquire or transfer an interest in the equity of the Company held in such plan due to a temporary suspension by the Company or the plan fiduciary (“administrative blackout period”) unless the individual has established a pre-arranged trading plan that complies with Rule 10b5-1.  Individual account plans include, without limitation, defined contribution plans such as broad-based tax-qualified 401(k) plans and profit-sharing plans, stock bonus plans, and similar plans.

The Company’s Insider Trading Compliance Officer will advise Access Persons of any administrative blackout periods.

Note that any profits gained from a prohibited transaction are recoverable by the Company without regard to the intent of the person who entered into the prohibited transaction.

G.         Individual Responsibility.  Every Covered Person has an individual responsibility to comply with this policy.  A Covered Person may, from time to time, have to forego a planned or proposed transaction in the Company’s securities.  There are no exceptions to this policy.

Exercise of Stock Options

The following transactions are not covered by this policy: (1) the exercise of stock options for cash under the Company’s stock option plans, (2) the purchase of shares under any Company employee stock purchase plan (but not the sale of any such shares) and (3) the automatic exercise of expiring in-the-money stock options under the Company’s stock option plans pursuant to the Company’s brokerage platform.  Individuals may perform these transactions at any time, unless the Company specifically instructs you otherwise.

Additional Information for Directors and Officers

Section 16 Individuals must also comply with the reporting obligations and limitations on short-swing transactions.  Section 16 Individuals who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company regardless of whether they had knowledge of Material Nonpublic Information.  Under these provisions, the receipt of an option under the Company’s option plans, the exercise of an option under the Company’s option plans, and/or the receipt of stock under the Company’s employee stock purchase plan are not typically deemed a purchase under Section 16.  However, the sale of any such stock is a sale under Section 16, such that the purchase and sale must be reported on Form 4.  In addition, Section 16 Individuals must not make a short sale of the Company’s stock.  The Company will provide separate memoranda and other materials to Section 16 Individuals regarding compliance with Section 16.

Potential Criminal Liability, Civil Liability, and/or Disciplinary Action

Insider trading violations can lead to substantial discipline, liability, and reputational damage:

A.          Liability for Insider Trading.  Covered Persons who violate these provisions may be subject to fines of up to $5,000,000, penalties of up to three times the profit gained or loss avoided, and up to 20 years imprisonment.

B.          Liability for Tipping.  Covered Persons may also be liable for improper transactions by any person to whom they have disclosed Material Nonpublic Information, made recommendations, or expressed opinions regarding trading in the Company’s securities.  This applies to trading in the Company’s securities as well as the securities of any other company on the basis of Material Nonpublic Information.  For example, if an employee learns that the Company is entering into a contract with another public company, then the employee is prohibited from trading in or advising others regarding trades in the securities of that other company based on Material Nonpublic Information.  Regulatory authorities use sophisticated electronic surveillance techniques to uncover insider trading and have imposed large penalties even when the disclosing person did not personally profit from the trading.

C.          Disciplinary Action.  Covered Persons who violate this policy will also be subject to disciplinary action by the Company, including disqualification from participation in the Company’s equity incentive plans, up to and including termination of employment.

D.        Reputational Damage.  Note that reputational damage may result even in the absence of criminal or civil penalties.  An SEC investigation alone can tarnish or irreparably damage a career.

Certification and Questions

All Covered Persons will be required to certify in writing their understanding of and intent to comply with the Insider Trading Policy on the commencement of their relationship with the Company.  In addition, all Covered Persons will be required to certify their compliance with the Insider Trading Policy on an annual basis.

Please direct all questions or concerns related to this policy to the Company’s Insider Trading Compliance Officer.

INSIDER TRADING COMPLIANCE OFFICER

Appointment of Insider Trading Compliance Officer

The Company’s Compliance Officer shall also serve as the Company’s Insider Trading Compliance Officer.

Duties of Insider Trading Compliance Officer

The duties of the Insider Trading Compliance Officer include, but are not limited to:

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Pre-clearance of all transactions involving the Company’s securities by all Access Persons, in order to determine compliance with the Insider Trading Policy, applicable law, Section 16, Rule 10b5-1, and Rule 144;

•	Review of Rule 10b5-1 Trading Programs;

•	Assist in the preparation of Section 16 reports (Forms 3, 4, and 5) for all Section 16 Individuals;

•	Provide reminders to all Section 16 Individuals regarding their obligations for Section 16 reports (Forms 3, 4, and 5);

•
Perform cross-checks of available materials related to trading activity by officers, directors, and others with access to Material Nonpublic Information.  Materials to be reviewed include Form 144, Forms 3, 4, and 5, officer and director questionnaires, and reports received from the Company’s stock administrator and transfer agent;

•	Distribution of the policy each year to those who have or may have access to Material Nonpublic Information;

•	Notification to Access Persons of each administrative blackout period under any retirement or pension plan, including individual account retirement or 401(k) plans; and

•	Provide any additional advice or assistance necessary to help Covered Persons comply with the Insider Trading Policy.